SEC Form 4/A
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Eilau, Victor R (Last) (First) (Middle) 1057 Turning Point (Street) Maineville, OH 45039 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Pomeroy Computer Resources, Inc. PMRY 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) January 2002 5. If Amendment, Date of Original (Month/Year) 2/8/02	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           President, TIFS
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock, par value $0.01				2,216.00	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Eilau, Victor R - January 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Options (Right to Buy)	$12.68	01/06/2002	J |	(D) 25,000.00 (1) (2)	01/06/2000 | 01/06/2002	Common Stock, par value $0.01 - 25,000.00	$12.68	0.00	D
Stock Options (Right to Buy)	$17.41				07/06/1997 | 07/06/2002	Common Stock, par value $0.01 - 15,000.00		15,000.00	D
Stock Options (Right to Buy)	$12.25				12/31/2001 | 12/31/2002	Common Stock, par value $0.01 - 15,000.00		15,000.00	D
Stock Options (Right to Buy)	$14.88				01/06/2001 (3) | 01/06/2003	Common Stock, par value $0.01 - 3,000.00		3,000.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Victor R. Eilau Victor R Eilau Page 2 SEC 1474 (3-99)

Eilau, Victor R - January 2002
Form 4 (continued)
FOOTNOTE Descriptions for Pomeroy Computer Resources, Inc. PMRY

Form 4 - January 2002

Victor R Eilau
1057 Turning Point

Maineville, OH 45039
Explanation of responses:

 (1)   Stock options have expired according to the original stock option award agreement.
(2)   It was previously incorrectly reported that Mr. Eilau was granted an extension of 25,000 stock options at a price of $12.25 with a term of one year beginning on January 6, 2002 and expiring on January 6, 2003. The aforementioned options were not extended.
(3)   Options granted under a three year vesting schedule are exercisable one year after date of grant for not more than one-third of the shares subject to the option and an additional one-third of the shares subject to the option may be exercised for each of the two years thereafter.

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